Exhibit 4.2

Lomdian wason bew energy tech inc (Incorporated under the laws of the Cayman islands) Certificate No: ordinary shares capital divided into ordinary shares of par value US$50,000 0.00001 each THIS IS CERTIFY THAT is the registered holder of ordinary shares in the above named company subject to the memorandum and articles of associations thereof. Executed for and on behalf of the said company on Director